

Mail Stop 4628

July 11, 2018

Jonathan Z. Cohen
Chief Executive Officer
Osprey Energy Acquisition Corp.
1845 Walnut Street, 10th Floor
Philadelphia, PA

> **Re:** **Osprey Energy Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 14, 2018**
> **File No. 1-38158**

Dear Mr. Cohen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Summary of the Proxy Statement, page 18

1. We note your disclosure that Royal has historically operated with high cash margins, converting a large percentage of revenue to free cash flow, the majority of which can be distributed to its shareholders. We also note your disclosure on page 103 that you expect to have sufficient free cash flow, liquidity and financial flexibility to pay out "quarterly dividends." In an appropriate section, please describe your dividend policy and clarify, if true, that under your second amended and restated charter and organizational documents, you will have no obligation to pay dividends.

Summary Historical Reserve and Operating Data of Royal and the Royal Entities, page 35

2.   Revise the notes to your pro forma reserve and operating data here and elsewhere in your filing to clearly explain how the pro forma information has been calculated. For example, if true, explain that the pro forma information has been developed by specifically identifying and removing from historical amounts the impact of properties not being contributed.

3.   Explain to us how you have considered the requirement to disclose production, by final product sold, of oil, gas, and other products, for each field that contains 15% or more of your total proved reserves expressed on an oil-equivalent-barrels basis. See Item 1204(a) of Regulation S-K.

Risk Factors, page 40

4.   We note Osprey shareholders will vote on proposals to approve and adopt amendments to your amended and restated certificate of incorporation that will adopt Delaware as the exclusive forum for certain stockholder litigation and require the affirmative vote of the holders of at least 75% of the voting power of all outstanding shares of capital stock of Osprey to amend, repeal or adopt certain provisions of your charter. Please provide a risk factor discussing the material risks to shareholder rights in adopting these provisions.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information of Osprey, page 65

5.   We note your disclosures under this heading on page 66, also on pages 34 and 111, indicating you plan to account for the acquisition of the Royal Entities as a reverse recapitalization, with the Royal Entities depicted as the accounting acquirer. Please submit the analysis that you performed in formulating your view, considering the factors outlined in FASB ASC 805-10-55-10 through 55-15, and the entire range of transaction scenarios, including possible exercises of warrants and redemptions.

6.   Given the prospect of having the Royal Entities depicted as the predecessor in subsequent periodic reports, if the transaction is appropriately reported as a reverse merger, please clarify your plan for handling the transition guidance in FASB ASC 606-10-15 for the predecessor, and reconcile with the disclosure on page F-32.

      Also address the application of this guidance for the interim periods depicted in the pro forma presentation, to conform accounting policies of both entities.

7.   As the audit report for the Royal Resources L.P. financial statements does not include reference to standards of the PCAOB and does not conform to the audit reporting guidance in AS 3101, as to basic elements, please describe any arrangements that you have to obtain an audit for the historical periods of the predecessor, as a public entity.

Please describe any independence concerns, and any incremental procedures that would need to be performed, that currently preclude such representations.

8. Please expand your disclosure pertaining to the two scenarios depicted in the pro forma statements on pages 67-69, and any corresponding disclosures elsewhere in the filing, to clarify whether these represent the minimum and maximum redemption scenarios, also to clarify whether there are any other possible variations in transaction terms that are not represented by your pro forma presentation.

Proposal No. 1 – The Business Combination Proposal, page 82

Second Amended and Restated Charter, page 94

9. Please disclose the material differences in the rights of security holders as a result of the business combination. We note your summary of the second amended and restated charter here and the Charter Proposal on page 119. Refer to Item 1004(a)(2)(v) of Regulation M-A and Item 14(b)(4) of Schedule 14A.

Background of the Business Combination, page 97

10. Please disclose the size and material attributes of the other potential acquisition targets that Osprey considered.

11. Please revise to clarify how discussions and due diligence progressed with respect to other potential acquisition targets, including when, if at all, active discussions with other targets occurred, and when the Osprey board determined to not pursue other targets. In that regard, we note your disclosure that, on April 30, 2018, the Osprey board held a meeting to receive an update on Osprey's discussions and due diligence findings with potential acquisition targets, including Royal, and determined that a potential acquisition of Royal's assets was more attractive than the other potential acquisition targets under consideration.

12. Please clarify how Osprey determined the mix of consideration and valuation of its offers. By way of example only, we note Osprey's initial offer of $245 million in cash and $465 million in common stock for the Royal assets. Please also disclose the cash and equity components of Blackstone's initial proposal for total consideration of $1 billion.

13. Disclose how the parties reached the consensus that the combined entity will be operated using an "Up-C" structure. We note your disclosure on page 5.

14. Please disclose the material terms of the initial Contribution Agreement.

15. Please further describe the equity and debt alternatives that the Osprey board discussed on May 9, 2018.

16.   Please clarify the material "remaining open items in the transaction agreements" negotiated from May 31, 2018 until June 3, 2018.

Osprey's Board of Directors' Reasons for the Approval of the Business Combination, page 101

17.   Please identify the comparable public companies and transactions that the Osprey board reviewed in connection with its recommendation to approve the business combination.

18.   Please describe further the financial and valuation analysis of the Royal Entities and the business combination that the Osprey board reviewed in connection with its recommendation to approve the business combination.

Unaudited Prospective Financial Information, page 105

19.   Please disclose the material assumptions underlying the unaudited prospective financial information. In that regard, we note your disclosure that this information "reflects assumptions as to certain business decisions that are subject to change."

20.   Please define "First Call pricing."

Regulatory Matters, page 118

21.   We note the disclosure that the business combination is subject to the requirements of the HSR Act. Please disclose whether the parties have filed the required notification under the HSR Act and the rules thereunder and whether the applicable waiting period has been terminated. Refer to Item 14(b)(5) of Schedule 14A.

Oil and Natural Gas Data, page 152

Proved Undeveloped Reserves, page 155

22.   You disclose that upward revisions of 12,891 were primarily a result of changes in pricing. If material additional or offsetting factors contributed to the upward revisions, separately identify and disclose those factors. See Item 1203(b) of Regulation S-K.

23.   Discuss investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures. See Item 1203(c) of Regulation S-K

Oil and Natural Gas Production Prices and Production Costs, page 156

24.   Revise your disclosure of producing wells to include total gross and net productive wells, expressed separately for oil and gas. See Item 1208(a) of Regulation S-K.

25. Revise your disclosure of developed and undeveloped acreage to include total gross and net acreage. See Items 1208(a) and 1208(b) of Regulation S-K.

Financial Statements, page F-1

Royal Resources LP and Subsidiaries – Audited Financial Statements, page F-36

Notes to Consolidated Financial Statements, page F-41

Note 13. Supplemental Information on Oil and Natural Gas Operations (Unaudited), page F-49

26. Revise your disclosure regarding changes in reserves due to revisions to provide an appropriate explanation of significant changes. The revised disclosure should provide reasonable detail, by year, for all significant changes. See FASB ASC paragraph 932-235-50-5.

Report of Ryder Scott Company, Annex I-1

27. Obtain and file a revised report that includes the purpose for which the report was prepared. See Item 1202(a)(8)(i) of Regulation S-K. Note that this comment also applies to the report appearing at Annex I-17.

Report of Netherland, Sewell and Associates, Inc.

28. The report of Netherland, Sewell and Associates includes volumes attributable to probable and possible reserves which are not included in the filing. Revise your filing to include these volumes, together with the disclosure required by Item 1202(a)(5) of Regulation S-K. Alternatively, obtain and file a revised report that excludes these volumes.

Other

29. Please include the proxy card in an amendment and mark it as a "preliminary copy" in accordance with Rule 14a-6(e)(1) of Regulation 14A. In your revision, please also disclose whether the approval of certain proposals is conditioned upon the approval of other proposals. We note your disclosure on page 4 of the proxy statement. See Rule 14a-4(a)(3) of Regulation 14A. We may have additional comments upon review of your preliminary proxy card.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren Nguyen *for*

John Reynolds
Assistant Director
Office of Natural Resources

cc: David K. Lam
        Wachtell, Lipton, Rosen & Katz